EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)
Suite 1501 – 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2:	Date of Material Change

December 16, 2020

Item 3:	News Release

A news release announcing the material change was issued on December 16, 2020 through Cision. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On December 16, 2020, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Premier Gold Mines Limited (“Premier”) whereby Equinox Gold will acquire all of the outstanding shares of Premier. Concurrently, Premier will spin-out to its shareholders shares of a newly created US-focused gold production and development company to be called i-80 Gold Corp. (“i-80 Gold”, and together with the Agreement, the “Transaction”).

Item 5.1:	Full Description of Material Change

On December 16, 2020, the Company announced that it had entered into an Arrangement Agreement with Premier whereby Equinox Gold will acquire all of the outstanding shares of Premier. Concurrently, Premier will spin-out to its shareholders shares of a newly created US-focused gold production and development company i-80 Gold that will own the South-Arturo and McCoy-Cove properties and will complete Premier’s previously announced acquisition of the Getchell Project, all in Nevada. Equinox Gold will retain Premier’s interest in the world-class Hardrock Project in Ontario, the Mercedes Mine in Mexico, and the Hasaga and Rahill-Bonanza properties in Red Lake, Ontario. On closing of the Transaction, existing Equinox Gold and Premier shareholders will own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier will own 30% and 70% of i-80 Gold, respectively, on an issued share basis.

Pursuant to the Transaction, Premier shareholders will receive:

● 0.1967 of an Equinox Gold share for each Premier share held (the “Exchange Ratio”), representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and

● 0.4 of a share of i-80 Gold for each Premier share held, providing a meaningful opportunity to participate in a new high-growth, US-focused gold company.

i-80 Gold will be a well-financed, growth-focused gold company with a high-quality portfolio of production and development properties in Nevada, including the producing South Arturo joint venture with the Barrick Gold/Newmont-affiliated Nevada Gold Mines, the McCoy Cove Property and the Getchell Project. i-80 Gold will be led by Ewan Downie and will work to rapidly grow and develop its asset base with the objective of becoming a leading mid-tier, US-focused gold miner. In connection with a planned public listing prior to or concurrent with closing of the Transaction, i-80 Gold intends to conduct a financing of up to $75 million. Equinox Gold has committed to subscribe for 30% of the aggregate amount of the financing up to a maximum subscription amount of $22.5 million. Pursuant to the Transaction, it is expected that i-80 Gold’s initial working capital will include approximately $15 million in cash, pre-financing.

In connection with the Transaction, Equinox Gold plans to complete a $75 million equity financing, fully underwritten by Ross Beaty, at a price per share to be set in the context of the Transaction and the market after at least five clear trading days. The financing is subject to completion of definitive documentation, customary closing conditions and regulatory approvals, including the approval of the Toronto Stock Exchange for the pricing and other terms of the financing.

As a director of Equinox Gold, Mr. Beaty is a related party of Equinox Gold for the purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The issuance of Equinox Gold common shares to Mr. Beaty pursuant to the financing constitutes a “related party transaction” under MI 61-101 (the “Related Party Transaction”) because it involves the issuance by Equinox Gold of securities to a related party. Equinox Gold is relying on the fair market value not more than 25% of market capitalization exemption set out in sections 5.5(a) and 5.7(a) of MI 61-101 to be exempted from the MI 61-101 requirement for a formal valuation and minority shareholder approval with respect to the issuance of Equinox Gold common shares to Mr. Beaty pursuant to the Related Party Transaction. The fair market value of the Related Party Transaction does not exceed 25% of the market capitalization of Equinox Gold, calculated in accordance with MI 61-101. Mr. Beaty currently holds approximately 7.9% of the issued and outstanding common shares of Equinox Gold and following completion of the financing, which terms for pricing and number of shares to be issued are yet to be determined subject to approval of the Toronto Stock Exchange, it is anticipated he will hold less than 10%. The board of directors of Equinox Gold have approved the Related Party Transaction.

Officers, directors and certain shareholders of Premier, who collectively hold approximately 17% of Premier’s outstanding common shares, have entered into voting support agreements in favour of the Transaction.

The Directors of Equinox Gold and the Directors of Premier have unanimously approved the Transaction, and the Board of Directors of Premier recommend that Premier shareholders and optionholders vote in favour of the Transaction. CIBC World Markets Inc. has provided a fairness opinion to the Board of Directors of Premier stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Equinox Gold share consideration to be received by shareholders of Premier pursuant to the Transaction is fair, from a financial point of view, to shareholders of Premier. RBC Capital Markets has provided an independent fairness opinion to the Special Committee of the Board of Directors of Premier stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Equinox Gold share consideration to be received by shareholders of Premier pursuant to the Transaction is fair, from a financial point of view, to shareholders of Premier.

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The Transaction is subject to court approval and approval of Premier shareholders and optionholders (including minority shareholder approval under Part 8 MI 61-101. A special meeting of Premier shareholders and optionholders to consider the Transaction is expected to be held in February 2021. An Information Circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to Premier shareholders and optionholders in accordance with applicable securities laws.

The Agreement provides for, among other things, customary representations, warranties and covenants including non-solicitation and rights to match superior proposals in favour of Equinox Gold, as well as a $35 million termination fee payable to Equinox Gold under certain circumstances. The Transaction is further subject to certain regulatory approvals, including the approvals of the Mexican Comisión Federal de Competencia Económica, the Toronto Stock Exchange and the NYSE American Stock Exchange, and other customary closing conditions. The Transaction is expected to close in the first quarter of 2021.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews
General Counsel
Telephone: (604) 558-0560

Item 9:	Date of Report

December 24, 2020

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